UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

    (Mark One)

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________

Commission File Number: 1-4018

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOVER CORPORATION RETIREMENT SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOVER CORPORATION
3005 Highland Parkway
Downers Grove, IL 60515
(630) 541-1540

Dover Corporation Retirement Savings Plan
Index to Financial Statements
December 31, 2021 and 2020

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Plan Participants and Benefits Committee of the
Dover Corporation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Dover Corporation Retirement Savings Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully Submitted,

/s/Insero & Co. CPAs, LLP
Insero & Co. CPAs, LLP
Certified Public Accountants

We have served as the Plan's auditor since the year ended December 31, 2018.

Rochester, New York
June 22, 2022

Dover Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
(in thousands)

	At December 31,
	2021	2020
Assets:
Investments:
Interest-bearing cash	$1,046	$1,092
Dover stock fund	416,599	299,664
Mutual funds	370,198	326,056
Collective funds	1,006,562	908,070
Total investments	1,794,405	1,534,882
Receivables:
Participant contributions receivable	9	14
Employer contributions receivable	16,789	13,857
Notes receivable from participants	24,825	30,458
Total receivables	41,623	44,329
Net Assets Available for Benefits	$1,836,028	$1,579,211

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
(in thousands)

For the Year Ended December 31, 2021
Additions:
Investment income:
Dividends	$16,282
Net appreciation in investments	282,653
Total investment income	298,935

Interest income on notes receivable from participants	1,121
Contributions:
Participant	65,520
Employer	43,475
Rollovers	10,743
Total contributions	119,738
Total additions	419,794
Deductions:
Distributions	(180,568)
Administrative expenses	(1,277)
Total deductions	(181,845)

Increase in net assets available for benefits prior to transfers	237,949

Plan transfers Note 7	18,868

Increase in net assets available for benefits after transfers	256,817

Net assets available for benefits:
Beginning of year	$1,579,211
End of year	$1,836,028

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

1. Description of the Plan

The following description of the Dover Corporation Retirement Savings Plan (the "Plan") provides only general plan-related information. This description reflects the governing terms and conditions which are contained in the written Plan document. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Dover Corporation and its subsidiaries ("Dover"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The assets of the Plan that are invested in Dover common stock are held in a separate fund ("Dover Stock Fund") which constitutes an "Employee Stock Ownership Plan" (an "ESOP") as described under certain sections of the Internal Revenue Code ("IRC"), as amended. The Plan gives participants the option to receive cash dividends attributable to the portion of respective account balances held in the Dover Stock Fund. This allows Dover to deduct, for Federal income tax purposes, the dividends paid with respect to the Dover common stock in the Dover Stock Fund, regardless of whether participants actually receive the dividends in cash.

Effective September 1, 2020, the Plan's trust agreement was amended to reflect a change in trustee from Wells Fargo Bank, N.A. to Bank of America, N.A. The trustee has authority from Dover's Benefits Committee (the "Plan Administrator") to purchase and sell securities.

Eligibility

Eligible employees of Dover who have elected to participate in the Plan may make pre-tax deferrals or Roth 401(k) contributions to the Plan. Subsidiaries of Dover that participate in the Plan (each, a "Participating Employer") make matching contributions and may make profit-sharing contributions or automatic base contributions to the Plan. Generally, all employees of such participating companies who have reached age 18 are immediately eligible to participate in the Plan.

Automatic Enrollment and Escalation

The Plan has an automatic enrollment feature for all employees (except for employee groups covered by collective bargaining agreements that have not authorized such feature). Eligible employees are enrolled automatically in the Plan at a 3% pre-tax contribution rate unless they formally elect to opt-out of the Plan or affirmatively elect to contribute at an alternative rate within thirty days starting at the date of hire. Participants who are automatically enrolled in the Plan will have their deferral amounts automatically increased by 1% annually (up to a maximum of 6%), unless they otherwise elect to opt-out of the automatic increase feature. Pre-tax contributions of participants who are automatically enrolled in the Plan will be invested in the appropriate Vanguard Target Retirement Funds based on the participant's date of birth unless the participant elects to have contributions invested within any of the other investments permitted under the Plan.

Contributions

Participant

Participant pre-tax deferrals and Roth 401(k) contributions from eligible compensation to the Plan are voluntary. Eligible compensation generally includes salary and wages, commissions and certain bonuses. Generally, a participant may elect to defer between 1% to 50% (in whole percentages) of his or her eligible compensation ("Participant Contribution") to his or her account in the Plan. Participants who have attained the age of 50 by the end of the Plan Year are eligible to make catch-up contributions. The pre-tax deferrals promote retirement savings while lowering current taxable income to participants. Roth 401(k) contributions promote retirement savings by allowing participation on an after-tax basis with tax free distribution of qualified withdrawals. The total amounts of participant pre-tax deferrals, Roth 401(k) contributions and catch-up contributions participants are allowed to make to the Plan on an annual basis are subject to applicable IRC limits. Each participant also has the right to roll over certain distributions into the Plan from other tax-qualified plans or appropriate individual retirement accounts.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Employer

The Plan allows for a fixed per-payroll matching contribution ("Basic Employer Matching Contribution"). The Basic Employer Matching Contribution is typically 100% on the first 1% of pre-tax deferrals or Roth 401(k) contributions to the Plan and 50% on the next 5% of pre-tax deferrals or Roth 401(k) contributions. This Basic Employer Matching Contribution formula for employees covered under a collective bargaining agreement may, however, vary between Participating Employers. Basic Employer Matching Contributions may be made in the form of cash or Dover stock.

Generally, in any Plan Year in which a participant does not receive the maximum Basic Employer Matching Contribution to which he or she is entitled (due to periodic payroll-based limitations or changes to individual deferral rates during the Plan Year), the Participating Employers will make an annual "true-up" matching contribution which allows eligible participants to receive the maximum allowable Basic Employer Matching Contribution to which they are entitled.

In addition to the Basic Employer Matching Contribution, Participating Employers make an annual automatic base contribution equal to the greater of 1% of pay or 750 dollars to employees who are actively employed on the last day of the Plan Year. In general, the annual automatic base contribution is available to participants who are not eligible to participate in the Dover Corporation Pension Plan. A Participating Employer may also elect to make a profit sharing contribution based on a stated formula or a combination of both profit sharing and automatic base contributions.

Vesting

All participants are fully vested immediately with respect to their own pre-tax deferrals and Roth 401(k) contributions and Basic Employer Matching Contributions. Generally, the automatic base contributions vest immediately for employees of participating employers.

Except for those Participating Employers whose employees' profit-sharing contribution accounts are immediately vested, a participant's profit-sharing account generally becomes fully vested after five years of service (i.e. at a rate of 20% per year). A participant's profit-sharing account may also become fully vested upon the participant's attainment of age 65 while he or she is a Dover employee, in the event of his or her death or permanent disability while a Dover employee, or if the Plan is terminated.

Distributions and Forfeitures

A participant's vested account balance in the Plan is distributable following the participant's retirement, death, or other termination of employment. Unvested amounts are forfeited and used to offset future employer contributions. At December 31, 2021 and 2020, accumulated forfeited unvested amounts totaled $298 and $201, respectively. During the 2021 Plan Year, forfeitures totaling $438 were used to offset current year employer contributions.

Hardship withdrawals are permitted for any participants who are actively employed and demonstrate a financial hardship which meets IRC regulations to be considered an "immediate and heavy financial need." The hardship withdrawal amount is limited to the amount "necessary" to satisfy the financial need, but may be increased to cover income taxes that the participant is expected to incur on the amount of the withdrawal. In addition to federal tax withholding, hardship withdrawals are generally subject to a 10% excise tax.

The Plan also adopted the temporary hardship rules made available by the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") for the 2020 Plan Year. On March 27, 2020, the CARES Act was signed into law in response to COVID-19, allowing participants impacted by the coronavirus to have greater access to their savings. The below CARES Act provision related to distributions was approved by the Benefits Committee:

•Qualified individuals were permitted through December 31, 2020 to take a distribution in an amount up to $100 without imposition of the 10% early distribution penalty, and this distribution was not subject to the 20% tax withholding rate. Additionally, individuals taking this withdrawal had the option to have the withdrawal income taxed over three years with the ability to recontribute within three years.

Distributions from the Plan are generally made in the form of single lump sum payments, although the Plan allows installment distribution payments in the case of fully vested terminated participants who have reached age 55. Distributions may be made payable directly to participants with income taxes withheld, or may be rolled over to another qualified retirement plan or

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Individual Retirement Account. For distributions that include Dover stock, the participant may elect to receive whole shares of Dover stock "in-kind" and the remaining fractional share in cash.

Notes Receivable from Participants

A participant may borrow from his or her vested interest in the Plan, subject to applicable IRC regulations and certain restrictions imposed by the Plan. The minimum amount that can be borrowed is $1 for each loan. The maximum amount that can be borrowed is the lesser of (i) 50% of the eligible vested account balance, (ii) $50, reduced by the highest outstanding balance of Plan loans during the previous 12 months or (iii) the combined value of the participant's salary reduction account and rollover account. The notes receivable are secured by the balances in the participant's accounts and participants repay the notes receivable via payroll deduction. Each note receivable carries a reasonable rate of interest determined by the Plan Administrator to be commensurate with the prevailing interest rate charged on similar commercial loans made within the same locale and time period. Notes receivable outstanding as of December 31, 2021 bear interest at rates between 3.25% and 10.00%. A participant may have up to two outstanding notes receivable at one time and only one of which can be a primary residence loan. The loan repayment period is limited to 59 months for a general purpose loan and 359 months for a loan used to purchase or build a principal residence.

The Benefits Committee approved the following temporary loan provisions made available by the CARES Act for the 2020 Plan Year:

•Participant loan limits temporarily increased to the lesser of i) $100 or ii) 100% of the vested account balance. This increase was permitted for loans granted through September 23, 2020.
•Upon participant request, repayments of loans due between March 27, 2020 and December 31, 2020 may begin after the lapse of up to a one-year grace period.

Allocation Provisions

Subject to the Plan's excessive trading restrictions, each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account among the investment funds. Participants who are considered Dover "insiders" may only complete transfers involving Dover stock during designated window periods.

Participants are entitled to vote with respect to any Dover shares in their Plan account in the same manner as other Dover stockholders. The trustee represents those participants who did not exercise voting rights by casting votes on their behalf in the same proportion as the shares of Dover stock in the Plan for which it received voting instructions.

Administrative Expenses

Certain administrative expenses of the Plan related to the trustee, recordkeeping, legal, and audit fees are paid by the trust. Fees or commissions associated with each of the investment options and certain other administrative expenses of the Plan are paid primarily by participants on a quarterly basis as a deduction from the amount invested or as an offset to investment earnings.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared on the accrual basis of accounting in conformity with generally accepted accounting principles ("U.S. GAAP") in the United States of America.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Investment Valuation

The Plan's investments are reported at fair value or net asset value (see Note 4). Investments in common shares of Dover are valued at the closing market price on the last business day of the Plan Year based on quotations from a national securities exchange. The fair value of investments in registered mutual funds are obtained from quoted prices on national securities exchanges. The value of investments in collective funds are based on the net asset values as of the last business day of the Plan Year as determined by their respective investment managers and recent transaction prices.

Investment Transactions and Income Recognition

Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method. Funds temporarily awaiting investment are placed in a short-term investment fund of the trustee where they earn the prevailing market rate of interest. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments bought and sold as well as held during the year.

Fair Value of Other Financial Instruments

The carrying amount of the contribution receivables approximate fair value due to their short term maturities.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deduction and the notes are collateralized by the participants' account balances. Interest income is recorded as earned.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various investment options in any combination of stock, collective funds, and mutual funds. Investment securities are exposed to various risks, including, but not limited to, interest rate, market volatility, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

In March 2020, the World Health Organization classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. The values of the Plan's individual investments have and will fluctuate in response to changing market conditions and therefore, the amount of gains or losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report.

At December 31, 2021 and 2020, 22.69% and 18.98%, respectively, of the Plan's assets were invested in Dover common stock.

Distributions to Participants

Distributions to participants are recorded in the Plan's financial statements when paid.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Excess Contributions
Refunds of excess participant deferral contributions may be required to satisfy the relevant nondiscrimination provisions of the Plan. Such refunds are accrued as a liability and reduction in contributions in the Plan year in which the excess deferral was made to the Plan.

Plan Termination

Although it has not expressed any intent to do so, Dover retains the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan, ERISA and the IRC. In the event of termination, participants will become 100% vested in their Plan accounts.

Recently Adopted Accounting Pronouncements

There were no recently adopted accounting pronouncements during 2021.

3. Investments

The Plan Administrator periodically reviews the investment options available in the Plan to ensure that they continue to help participants reach retirement savings goals.

The Plan offered the following investment fund types during 2021 and 2020:

Dover Stock Fund:
•The Dover Stock Fund invests in Dover common stock and contains a nominal balance in money market instruments for liquidity purposes. This account holds shares of Dover common stock purchased through employee and employer contributions.

Mutual funds:
•The mutual funds are traded in an active market valued by obtaining quoted prices from nationally recognized securities exchanges. The Plan offers various types of mutual funds with varying levels of risk. Such funds invest in domestic common stock, international stock, and bonds.

Collective funds:
•Valued at their respective Net Asset Value ("NAV") as reported by such trust. The NAV is used as a practical expedient to estimate fair value based on the underlying assets of the trust. The fair value of the underlying assets is obtained by the Plan's trustee from information provided by each fund manager using their respective audited financial statements of the collective trusts at year end. Generally there are no restrictions on redemption of these investments, however, some investments may require an advance written notice to the trustee prior to redemption of trust units.

4. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: quoted prices in active markets for identical assets or liabilities.

Mutual funds, and Dover Stock Fund: These investments are public investment securities valued by obtaining quoted prices from nationally recognized securities exchanges.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Interest-bearing cash: Stated at cost, which approximates fair value.

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

There were no Level 2 investments held as of December 31, 2021 or 2020 or during the year ended December 31, 2021.

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities or significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

There were no Level 3 investments held as of December 31, 2021 or 2020 or during the year ended December 31, 2021.

Below are the Plan's financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy level as of December 31, 2021 and 2020:

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Investments:
Dover Stock Fund	$416,599	$—	$—	$416,599
Mutual funds	370,198	—	—	370,198
Interest-bearing cash	1,046	—	—	1,046
Total Investments in the Fair Value Hierarchy	787,843	—	—	787,843
Investments measured at net asset value*
Collective funds	—	—	—	1,006,562
Total Investments	$787,843	$—	$—	$1,794,405
* In accordance with Subtopic 820-10, certain investments that are measured using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Investments:
Dover Stock Fund	$299,664	$—	$—	$299,664
Mutual funds	326,056	—	—	326,056
Interest-bearing cash	1,092	—	—	1,092
Total Investments in the Fair Value Hierarchy	626,812	—	—	626,812
Investments measured at net asset value*
Collective funds	—	—	—	908,070
Total Investments	$626,812	$—	$—	$1,534,882
* In accordance with Subtopic 820-10, certain investments that are measured using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

5. Related Party and Party-in-Interest Transactions

Certain Plan assets are invested in common stock of Dover. As the Plan sponsor, Dover is also a related party in accordance with Section 3.14 of ERISA. Certain Plan investments are interest-bearing cash managed by the trustee or companies owned by the trustee that qualify as party-in-interest transactions. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

Certain administrative functions are performed by employees of Dover and no such employee receives compensation from the Plan. Other expenses relating to the Plan, including certain legal and consulting services, are paid directly by Dover. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested, or as an offset to investment earnings.

At December 31, 2021 and 2020, the Plan held 2,182 and 2,260 shares of Dover stock, respectively. Dividends received by the Plan on these shares totaled $4,464 for the year ended December 31, 2021. These transactions also qualify as party-in-interest transactions.

6. Income Tax Status

The Plan obtained its latest determination letter on April 28, 2015, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. Dover believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC in all material respects. Therefore, Dover believes that the Plan was qualified and the related Trust was tax-exempt as of the financial statement dates.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2019.

7. Transfers In

On January 4, 2021, assets amounting to $17,607 were transferred into the Plan as a result of the legal plan merger of the Systech Solutions, Incorporated 401(k) Retirement Plan. On March 16, 2021, assets amounting to $1,261 were transferred into the Plan as a result of the legal plan merger of the So.Cal Soft-Pak, Incorporated 401(k) Retirement Plan. Employees of both plans began participating in the Plan effective January 1, 2021.

8. Subsequent Events

On February 1, 2022, assets amounting to $7,041 were transferred into the Plan as a result of the legal plan merger of the Innovative Control Systems, Inc. 401(k) Retirement Plan. On February 3, 2022, assets amounting to $736 were transferred into the Plan as a result of the legal plan merger of the Blue Bite, LLC 401(k) Retirement Plan. On February 9, 2022, assets amounting to $195 were transferred into the Plan as a result of the legal plan merger of the Catalog Data Solutions, Inc. 401(k) Retirement Plan. Employees of these plans began participating in the Plan effective January 1, 2022.
.

EIN# 53-0257888
Plan# 030
Dover Corporation Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2021
(in thousands)

	(b)	(c)	(e)
(a)	Identity of Issuer, Borrower, Lender, etc.	Description of Investment	Fair Value
*	Interest-bearing cash:	Merrill Lynch Bank Deposit Program	$1,046

	Stock Fund:
*	Dover Corporation	Dover Stock Fund	416,599
	Mutual funds:
	Vanguard	Extended Market Index	36,563
	Vanguard	Institutional Index I	174,027
	Vanguard	Small Cap Index Fund Institutional	66,801
	Vanguard	Total Bond Market Index Institutional	49,955
	Vanguard	Total International Stock Index Institutional	42,852
		Total mutual funds	370,198
	Collective funds:
	Aristotle	Small-Mid Cap Equity Collective Trust B	23,040
	Columbia Trust Stable	Income Fund	127,132
	T. Rowe Price	Structured Research Common Trust Fund Class C	174,976
	Vanguard	Target Retirement Income Trust I	24,789
	Vanguard	Target Retirement 2015 Trust I	9,014
	Vanguard	Target Retirement 2020 Trust I	48,108
	Vanguard	Target Retirement 2025 Trust I	79,196
	Vanguard	Target Retirement 2030 Trust I	141,592
	Vanguard	Target Retirement 2035 Trust I	59,763
	Vanguard	Target Retirement 2040 Trust I	96,120
	Vanguard	Target Retirement 2045 Trust I	36,042
	Vanguard	Target Retirement 2050 Trust I	30,288
	Vanguard	Target Retirement 2055 Trust I	22,049
	Vanguard	Target Retirement 2060 Trust I	11,254
	Vanguard	Target Retirement 2065 Trust I	3,208
	Prudential	Prudential Core Plus Bond 6	40,245
	GQG	GQG Partners Intl Eqty CL C	32,919
	William Blair	Small-Mid Cap Growth CIT	46,827
		Total collective funds	1,006,562
	Notes receivable from participants:
*	Plan participants	Interest rates from 3.25% - 10.00%
		Maturities through 2051	24,825
	Total investments at fair value		$1,819,230

Column (d) omitted as cost information is not required for participant-directed assets.

* Denotes party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOVER CORPORATION
RETIREMENT SAVINGS PLAN

Dated:	June 22, 2022	/s/ Kimberly K. Bors
Kimberly K. Bors
Senior Vice President, Human Resources and Chairman of the Benefits Committee
(Plan Administrator)

EXHIBIT INDEX

23.1	Consent of Insero & Co. CPAs, LLP